Skajaquoda Group inc.
1001 Society Drive
Claymont, DE 19703
Tel: (302) 504 4448
Fax: (206) 339 5547

June 11, 2012

Melinda Hooker
Staff Accountant
U.S. Securities and Exchange Commission
Division of Corporation Finance 100 F Street, N.E.
Washington, D.C. 20549-3561Re:
Skajaquoda Group inc.
Form 8-K
No. 333-176727

Dear Melinda Hooker:

Set forth below are the responses of Skajaquoda Group inc., a Delaware corporation ("we" or the "corporation"), to comments received from the staff of the Division of Corporation Finance (the " Staff ") of the U.S. Securities and Exchange Commission (the " Commission ") by letter dated May 29, 2012 with respect to the corporation's Form 8-K initially filed with the Commission on May 4, 2012, File No. 333-176727.

Each response is prefaced by the exact text of the Staff's corresponding comment in bold text.

General

1.  Item 304(a)(1)(ii) of Regulation S-K requires a statement whether the accountant’s report on the financial statements for either of the past two years contained an adverse opinion or a disclaimer of opinion or was qualified or modified as to uncertainty, audit scope or accounting principles; and a description of the nature of each such adverse opinion, disclaimer of opinion, modification or qualification. Please revise your filing accordingly.

Response: We have added the following text to (a)(1) in our form 8-K "None of the reports of Paula S. Morelli CPA P.C. on the financial statements of the Company for either of the past two fiscal years contained any adverse opinion or disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope or accounting principles, except for a going concern paragraph in report on our financial statements as of and for the period of April 29, 2011(Inception) to June 30, 2011."

2.  We note your disclosure that you will file a copy of Paula Morelli CPA PC’s letter as an
Exhibit. To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountants agree with the statements made in your revised Form 8-K.

Response: We have obtained an are filing an updated Exhibit 16 with this filing.

Thank you for your assistance and suggestions.

Respectfully submitted,

Skajaquoda Group

By: /s/ Einar Agustsson
---------------------------------
Einar Agustsson
Chief Executive Officer